SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated September 13, 2018 re TAT Technologies signs a 5-year landing gear MRO contract with a major airline valued at USD 10 Million.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies signs a 5-year landing gear MRO contract with a major airline valued at USD 10 Million

Gedera, Israel, September 13, 2018 - TAT Technologies Ltd. (NASDAQ: TATT), through its subsidiary Piedmont Aviation Component Services (“Piedmont”), has been awarded a 5 year Landing Gear Maintenance Support contract with a major airline estimated at up to $10M in revenue, out of which USD $9 million will be recognized during the first two years of the contract, starting from September 2018.

“We are excited to partner with another major airline to support their Landing Gear overhaul program, said Mr. Igal Zamir, TAT’s President and CEO. “This major agreement is affirmation of TAT’s MRO services capabilities and customer services, emphasizing how TAT can apply commercial MRO and supply chain best practices to help its customers increase efficiencies and decrease costs”.

Maintenance work will be done at TAT’s Landing Gear services facility in Greensboro (NC), starting Q3 2018. This 5-year agreement covers a fleet of Embraer 175 aircraft.

About TAT Technologies LTD

TAT Technologies is a global OEM and aftermarket solutions company, employing more than 600 employees globally. TAT Technologies supports commercial aviation and government customers through two operating segments: Thermal Management Solutions and Power & Actuation. TAT's Thermal Management Solutions include OEM and aftermarket of thermal management components and systems. TAT's Power & Actuation include aftermarket support (MRO) of APU, Landing Gear and Aero-engines components. TAT Technologies controlling shareholders is FIMI Private Equity Fund. For more information, you are welcome to visit our website:  www.tat-technologies.com

Contact:
Ms. Inna Shpringer
MARCOM Manager
Tel: 972-8-862-8594
innas@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, the change of control that will occur on the sale by the receiver of the Company's shares held by our previously controlling stockholders, and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant) By: /s/ Ehud Ben-Yair Ehud Ben-Yair Chief Financial Officer

Date: September 13, 2018